EXHIBIT 99.2

                  ATLANTA MARRIOTT MARQUIS LIMITED PARTNERSHIP
                           QUESTION AND ANSWER SHEET


     Set forth below are some commonly asked questions relating to the transactions described in the Consent Solicitation Statement/Prospectus dated November 10, 1997. Please note that this Question and Answer Sheet is not a substitute for the information set forth in the Consent Solicitation Statement/Prospectus. Conflicts of interest exist because the General Partner is a wholly owned subsidiary of Host Marriott. Please read the Consent Solicitation Statement/Prospectus in order to make an informed decision as to how to vote the enclosed Consent Form. Certain capitalized terms not otherwise defined herein have the meanings set forth in the Consent Solicitation Statement/Prospectus.


 1) WHAT IS THE RELATIONSHIP BETWEEN THE ATLANTA MARRIOTT MARQUIS LIMITED PARTNERSHIP ('AMMLP') AND THE IVY STREET HOTEL LIMITED PARTNERSHIP ('IVY STREET')?

     AMMLP owns an 80% general partnership interest in Ivy Street. Ivy Street owns the Atlanta Marriott Marquis Hotel.

 2)  WHY DO WE NEED THE RESTRUCTURING TRANSACTIONS?

     The General Partner has determined that, without a significant contribution of equity capital, Ivy Street will be unable to refinance the maturing Mortgage Debt of the Hotel and obtain sufficient funds to complete necessary capital repairs (including repairs to the facade of the Hotel) and room renovations. If Ivy Street is unable to repay the Mortgage Debt upon maturity on February 2, 1998, Ivy Street likely would be required to sell the Hotel to avoid both a default on the Mortgage Debt and the risk of foreclosure. The General Partner believes that such a sale would not result in cash proceeds available for distribution to the limited partners of AMMLP in excess of tax liabilities associated with the sale. Such a sale would, however, result in a significant taxable event to the partners.

     The Restructuring Transactions are also intended to stabilize the capital structure of Ivy Street and Atlanta Marriott Marquis II Limited Partnership ('AMMLP--II'), the surviving partnership after consummation of the Merger, and eliminate the need to refinance the New Mortgage Debt on the Hotel in the immediate future. The New Mortgage Debt is expected to have a minimum term of 12 years. In addition, the principal amount of the New Mortgage Debt will be significantly less than the level of mortgage debt historically encumbering the Hotel.

 3)  WHAT ARE SOME OF THE RISKS ASSOCIATED WITH THE RESTRUCTURING TRANSACTIONS?


     Limited partners should consider that the terms of the Restructuring Transactions have not been negotiated on an arm's-length basis and that no unaffiliated third party has negotiated the terms of the Restructuring Transactions on behalf of the limited partners. Furthermore, certain conflicts of interest exist between the limited partners and the General Partner in connection with the Restructuring Transactions. Additionally, the General Partner has not sought, and will not seek, a fairness opinion from an independent third party regarding the fairness of the Restructuring Transactions to the limited partners. These risk factors are not comprehensive and the limited partners are urged to read the Consent Solicitation Statement/Prospectus for a complete discussion of all risk factors.


 4)  WHAT WILL BE THE MORTGAGE DEBT BALANCE AT MATURITY?

     At maturity, approximately $199 million will be due to the lender. In addition to the funds needed to repay the Mortgage Debt, the General Partner estimates that approximately $12 million in additional funds will be required to make certain capital repairs (including repairs to the facade of the Hotel) and an additional $8 million will be needed to renovate and refurbish the Hotel's rooms. In addition, approximately $4 million will be used to pay refinancing costs, approximately $6 million will be applied to reserves and additional expenses. As a result, at the time the Mortgage Debt matures, the General Partner has concluded that a total of approximately $229 million in new funds will be required to continue to own and operate the Hotel.
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 5)  WHY DOESN'T AMMLP BORROW $229 MILLION AT MATURITY TO PAY $199 MILLION TO
     THE CURRENT LENDER AND TO PAY $30 MILLION FOR THE FUTURE CAPITAL REPAIRS, RENOVATIONS AND REFINANCING COSTS?

     The General Partner has been exploring alternatives to repay the Mortgage Debt at maturity and to obtain the additional funds needed for capital repairs, renovations and refinancing costs. The General Partner has contacted institutional lenders and other securitized lending sources. The General Partner could not find a lender, or a combination of lenders, that would fund the entire $229 million necessary to refinance the Hotel and pay for necessary capital repairs, room renovations and refinancing costs.

 6)  WHY WON'T LENDERS LOAN $229 MILLION TO AMMLP?

     In general, lenders for hotel loans of this type are requiring loan to value ratios (loan divided by the value of the hotel) of approximately 55% to 70%. The General Partner estimates that the loan to value ratio on a $229 million loan would significantly exceed the 55% to 70% ratio required by lenders in today's market.

 7) WHY DOESN'T THE GENERAL PARTNER SELL THE HOTEL AND USE THE PROCEEDS FROM THE SALE TO PAY THE CURRENT LENDER?


     The General Partner concluded that a sale likely would generate sufficient proceeds to repay the maturing Mortgage Debt, all or part of the outstanding Host Marriott interest guarantees and cover the transaction costs associated with such a sale. The General Partner believes that such a sale would not result in cash proceeds available for distribution to the limited partners of AMMLP in excess of tax liabilities associated with the sale. Each limited partner would be required to recognize a gain of approximately $145,100 per Unit. To the extent any cash would be received by the limited partners, the amount of gain would increase on a dollar-for-dollar basis.


 8) HOW DOES HOST MARRIOTT'S $75 MILLION PREFERRED EQUITY CONTRIBUTION AID IN REFINANCING THE $199 MILLION OF MORTGAGE DEBT AT MATURITY AND HELP FINANCE THE $30 MILLION FOR THE CAPITAL REPAIRS, ROOMS RENOVATIONS AND REFINANCING COSTS?

     The General Partner has secured a commitment from Nomura Asset Capital Corporation to provide $164 million in New Mortgage Debt. The difference between the existing Mortgage Debt of $199 million and the New Mortgage Debt of $164 million is $35 million. The loan shortfall of $35 million plus the $30 million needed for capital repairs, room renovations and refinancing costs plus the approximately $10 million repayment to Host Marriott for the outstanding interest advances, will be funded from the General Partner's $75 million preferred equity contribution.

 9) WHAT RETURN WILL HOST MARRIOTT RECEIVE ON ITS $75 MILLION PREFERRED EQUITY CONTRIBUTION?

     In exchange for its $75 million preferred equity contribution and the surrender of its existing Class B limited partnership interest in AMMLP, the General Partner will receive a 13.5% annual cumulative compounding preferred return and priority return of such capital. The General Partner retained a financial advisor who rendered an opinion with respect to fairness to the limited partners and AMMLP--II of the preferred and priority returns to be paid to the General Partner as a result of this additional capital contribution. The financial advisor opined that the preferred and priority returns to be paid to the General Partner are fair, from a financial point of view, to AMMLP--II and the limited partners.

10) WHY DOES HOST MARRIOTT RECEIVE A 58.4% INTEREST IN AMMLP--II FOR ITS $75 MILLION PREFERRED EQUITY CONTRIBUTION?

     The $75 million contribution equals 58.4% of the total investment in AMMLP--II. The limited partners originally invested $100,000 each, or $53,000,000 total, in AMMLP and the General Partner originally invested $536,000 in AMMLP. The General Partner will make an additional preferred equity contribution of $75,000,000 in AMMLP--II. Therefore, the total investment in AMMLP--II equals $128,536,000. The General Partner's contribution of $75,000,000 divided by the total investment in AMMLP--II of $128,536,000 equals 58.4%.

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11)  WHY WILL THE $20.1 MILLION OF NON-INTEREST BEARING GUARANTEE ADVANCES OF
     HOST MARRIOTT BE CONVERTED INTO AN INTEREST BEARING TERM LOAN?

     Currently, Ivy Street is required to use all available cash flow to repay $20.1 million to Host Marriott before making any distributions to partners of Ivy Street, including AMMLP. As part of the Restructuring Transactions, Host Marriott has agreed to allow current cash distributions to partners, thus delaying the $20.1 million repayment to Host Marriott. In addition, Host Marriott has agreed to limit the interest obligation (and principal obligation commencing in year six) on the Term Loan to net cash flow of Ivy Street. Therefore, to the extent that Ivy Street does not generate net cash flow after satisfaction of the New Mortgage Debt, no payment obligation will exist with respect to the Term Loan, and failure to make payments under such circumstances will create no legal rights for Host Marriott.


     In exchange for subordinating payments to Host Marriott to cash distributions to partners and limiting the obligation on the Term Loan to net cash flow of Ivy Street, the non-interest bearing guarantee advances to Host Marriott will be converted to the interest bearing Term Loan. The Term Loan will be interest bearing for the first five years and starting in year six will amortize over the remaining ten years. The interest rate will be 9% and interest will not compound.


12)  WHY DOES AMMLP--II CONTRIBUTE THE LAND TO IVY STREET?


     Contributing the Land to Ivy Street and eliminating the Lease payments to AMMLP--II will enable Ivy Street to secure more favorable loan terms. Under the current structure, Lease payments are already subordinated to payments with respect to the Mortgage Debt and other third-party obligations of Ivy Street; however, potential lenders have indicated that eliminating the Lease obligation would allow for more favorable financing terms. The contribution of the Land to Ivy Street, as part of the Restructuring Transactions, will terminate the Lease and result in the cessation of Lease payments from Ivy Street to AMMLP--II. AMMLP--II will receive a credit to its capital account in Ivy Street of $26,500,000 in consideration of the agreed upon value of the Land contribution, and such amount will be entitled to a 10% cumulative preferred return from Ivy Street. The General Partner believes that the preferred return will approximate the amount of the annual payments historically received by AMMLP under the terms of the Lease. Furthermore, the limited partners will receive an annual return of 5% of each limited partners' original invested capital from AMMLP--II ($5,000 per New Unit) which, to the extent unpaid in any year, will cumulate and compound and be payable from sale or financing proceeds. This 5% preferred return to the limited partners is approximately equal in amount to the 10% preferred return that AMMLP--II will receive from Ivy Street for the contribution of the Land.


13)  WHY IS THERE A MERGER INTO AMMLP--II?

     Under the terms of the AMMLP Partnership Agreement, the creation of the preferred and priority returns and certain other rights to be accorded to the General Partner (including the power to engage in extraordinary transactions) may require an unanimous vote of the limited partners. The General Partner has determined that it is unlikely that such unanimity can be obtained in light of the number of limited partners and transfers of Units as a result of death or gifts since the inception of AMMLP. However, a merger of limited partnerships can be approved by a vote of the holders of a majority of interest of the limited partnerships and the terms of the surviving Partnership's limited partnership agreement will control after such merger. Accordingly, the General Partner concluded that a merger would facilitate the creation of the Preferred Interest and other changes to the AMMLP Partnership Agreement, without the need to obtain the unanimous consent of the limited partners.

14) SINCE AMMLP--II WILL CONTRIBUTE THE LAND AND $75,000,000 TO IVY STREET SHOULDN'T AMMLP--II RECEIVE A GREATER RETURN FROM IVY STREET?

     The General Partner has determined that it would be beneficial to AMMLP--II and its limited partners to seek to establish certain preferred returns to AMMLP--II. The General Partner noted that such a preferred return could result in increased distributions from Ivy Street to AMMLP--II. Accordingly, the General Partner entered into negotiations with the Portman entities to give AMMLP--II certain preferred returns. As

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     a result of those negotiations, the Portman entities agreed to give
     AMMLP--II a 13.5% preferred return on the $75 million cash contribution and a 10% preferred return on the $26,500,000 Land contribution.

15)  WHAT IS THE TAX IMPACT ON A LIMITED PARTNER IF THE MERGER TAKES PLACE?


     The Merger is expected to be a tax-free transaction to the original limited partners for federal income tax purposes; however, the limited partners should consult with their own tax advisors to determine the tax consequences to them, if any.


16)  WHO IS BEARING THE COST OF THE CONSENT SOLICITATION?

     All expenses of this solicitation, including the cost of preparing and mailing the Consent Solicitation Statement/Prospectus, Securities and Exchange Commission filing fees, legal and accounting fees, printing fees, information agent fees and the cost of the fairness opinion will be borne by Host Marriott.

17)  WHAT STEPS DO I TAKE TO VOTE FOR THE RESTRUCTURING TRANSACTIONS?

     Vote yes on the green Consent Form.

18)  WHAT WILL HAPPEN IF THE RESTRUCTURING TRANSACTIONS DO NOT TAKE PLACE?

     If the Merger is not approved and the remaining Restructuring Transactions are not completed, it is unlikely that Ivy Street will be able to refinance the Mortgage Debt at maturity. A failure to repay such Mortgage Debt could result in a sale of or foreclosure of the Hotel, which would have a material adverse effect on the AMMLP partners. In addition, the AMMLP partners would forgo any potential future benefits associated with owning the Hotel.

19)  WHO SHOULD I CONTACT IF I HAVE ANY QUESTIONS?

     Please contact the Information Agent listed below if you have any questions about (i) how to complete any document, (ii) which documents must be completed, (iii) where documents should be sent, or (iv) if you require any extra copies of any document.

                                 GEMISYS, INC.
                             Attn: Proxy Statement
                           7103 South Revere Parkway
                            Englewood, CO 80112-9523
                             Phone: (800) 955-9033

     If you have more substantive questions about the Restructuring Transactions, please contact Host Marriott Investor Relations, at (301) 380-2070. A representative from Host Marriott may be contacting you to further discuss this transaction and respond to your questions.

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